

July 6, 2011

<u>Via facsimile (401) 849-0045</u>
Mr. Patrick J. Spratt
Chief Financial and Accounting Officer
KVH, Inc.
50 Enterprise Center
Middletown, RI 02842

  Re: **KVH, Inc.**
    Form 10-K for the fiscal year ended December 31, 2010
    Filed March 14, 2011
    Form 10-Q for the quarter ended March 31, 2011
    Filed May 5, 2011
    File No. 0-28082

Dear Mr. Spratt:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terry French

        Larry Spirgel
        Assistant Director